FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

September 12, 2005

Item 3.  Press Release

Date of Issuance:

September 12, 2005

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

On September 12, 2005 the Company announced that it had arranged to sell 191,500 Units by way of a non-brokered private placement at the price of $1.50 per Unit, to raise gross proceeds of $287,250.  Each Unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will be exercisable to acquire one additional common share of the Company for $1.65 for one year after closing.  Proceeds from the placement will be used to further advance AccelRate’s “high-speed” battery charger technology for specific applications, and for general corporate purposes, including working capital.

Item 5.  Full Description of Material Change

See attached Schedule “A”.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Mr. Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 13th day of September, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)

Schedule “A”

ACCELRATE POWER SYSTEMS INC.

Suite 1370, 1140 West Pender Street

Vancouver, British Columbia   V6E 4G1

Telephone: (604) 688-8656 Facsimile:(604) 688-8654

Website:  www.accelrate.com

APS – 50	September 12, 2005
TSX.V Symbol: APS
FOR IMMEDIATE RELEASE	Frankfurt (Germany) Symbol: KCG

ACCELRATE ANNOUNCES PRIVATE PLACEMENT

Vancouver, B.C, September 12, 2005 – AccelRate Power Systems, the technology leader in “high-speed” battery chargers, announced today it has arranged to sell 191,500 Units by way of non-brokered private placement at the price of $1.50 per Unit, to raise gross proceeds of $287,250.  Each Unit will consist of one common share and one non-transferable share purchase warrant.  Each warrant will be exercisable to acquire one additional common share of the Company for $1.65 for one year after closing.

Finder's fees will be payable in connection with a portion of the private placement in accordance with policies of the TSX Venture Exchange.  Insiders are not participating in the private placement and no "control persons" (as defined in Policy 4.1 of the TSX Venture Exchange) or new insiders will be created as a result of the private placement.

Proceeds from the placement will be used to further advance AccelRate’s “high-speed” battery charger technology for specific applications, and for general corporate purposes, including working capital.

 “We’re seeking to create a strong foundation for future growth, by improving the strategic and financial flexibility of the Company,” said Reimar Koch, President and CEO of AccelRate Power Systems. “We expect this private placement and the recording of the Company’s first commercial product revenues in the third quarter of 2005 will highlight the fundamental value of AccelRate and our patented “high-speed” battery charger technology. As we continue to deliver on our milestones, we are confident our shareholders will be duly rewarded.”

The private placement is subject to acceptance of the TSX Venture Exchange.

AccelRate’s proprietary charging technology functions effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. AccelRate’s technology provides customers with up to 80% decreased charging time, increased battery lifetime due to improved heat management, and decreased energy use. AccelRate® SC “High-Speed” battery chargers are commercially available today for the motive power market.

AccelRate Power Systems is headquartered in Vancouver, BC. AccelRate’s shares trade on the TSX Venture Exchange (symbol APS), and on the Frankfurt Exchange (symbol KCG).

ACCELRATE POWER SYSTEMS INC.
“Reimar Koch”
President and CEO

For further information contact

Reimar Koch

- (604) 688 8656

Debby Harris

- (604) 688 8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.